8th Floor 555 Robson Street
Vancouver, B.C. V6B 3K9

Audrey T. Ho	604 697 8017 Telephone
SVP, Chief General Counsel	604 437 8560 Facsimile
and Corporate Secretary

September 14, 2009

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention: Larry Spirgel, Assistant Director

Dear Sir:

Re:	TELUS Corporation (the “Company”)
Form 40-F for the year ended December 31, 2008
File No. 001-15144

Further to your letter dated August 28, 2009 regarding the above filing, and the teleconference held on September 11, 2009 between representatives of the Company and Securities and Exchange Commission staff in which the Company was advised that it may receive further commentary or request for information from the SEC, I am writing to request that the Company be given an additional 10 business days from the date of receiving such additional commentary or request for information to provide our response to your August 28, 2009 letter.

Please do not hesitate to contact me at (604) 697-8017 should you have any questions or comments.

Yours truly,

/s/ Audrey T. Ho
Name:	Audrey T. Ho
Title:	Senior Vice President,
Chief General Counsel and Corporate Secretary

c.c.	Robert McFarlane, EVP and CFO